UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._________)*

Blow and Drive Interlock Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095207 106

(CUSIP Number)

Craig V. Butler, Esq.

Law Offices of Craig V. Butler

300 Spectrum Center Drive, Suite 300

Irvine, CA 92618

(949) 484-5667

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 16, 2016

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095207 106

1.	Names of reporting persons

The Doheny Group, LLC

2.	Check the appropriate box if a member of a group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC use only

4.	Citizenship or place of organization: Nevada

Number of	5.	Sole Voting Power	1,693,521
Shares Bene-
ficially Owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	1,693,521
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,693,521

10.	Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11): 9.99%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

ITEM 1(a).	Name Of Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share of Blow and Drive Interlock Corporation., a Nevada corporation (the “Issuer”).

ITEM 1(b).	Address Of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at 5503 Cahuenga Blvd., #203, North Hollywood, CA 91601.

ITEM 2.	And Background

(a)	Name: This statement is filed on behalf of The Doheny Group, LLC (“Reporting Person”).

(b)	Residence or Business Address of the Reporting Person is:

1702 S. Robertson Blvd. #111
Los Angeles, CA 90035

(c)	Citizenship:

The Reporting Person is a Nevada limited liability company.

(d)	Title of class of securities:

Common stock, $0.001, par value.

(e)	CUSIP No.:

The Issuer’s common stock CUSIP No. is 095207 106.

‘

ITEM 3.	if this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

ITEM 4.	Ownership

(a)	The Reporting Person now owns 1,693,521 shares of common stock of the Issuer.

(b)	Percent of Class: 9.99%

(c)	As to the 1,693,521 shares, Reporting Person owns the following rights:
Sole Voting Power: 1,693,521
Shared Voting Power: 0
Sole Dispositive Power: 1,693,521
Shared Dispositive Power: 0

(d)	None.

(e)	None.

(f)	Not Applicable.

ITEM 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9.	Notice of Dissolution of Group:

Not applicable.

ITEM 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2017
Date

/s/ David Haridim
Signature

Manager
Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).